Results of Shareholder Votes

At the September 23, 2010, shareholder meeting, shareholders voted on the election of Trustees.
With regard to the election of the following Trustees by shareholders of the Trust:

	# of Shares In Favor	# of Shares Withheld

Roman Friedrich III	48,051,831	718,959
Robert B. Karn III	48,058,658	712,132